Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended March 31,		Year Ended December 31,
	2006	2005	2005
Earnings:
Loss from continuing operations	$(5,132)	$(3,712)	$(8,522)
Additions:
Income taxes (recovery)	(497)	(911)	2,157
Minority interest in earnings of consolidated subsidiaries	4,751	2,809	21,192
Fixed charges, as shown below	4,672	2,632	14,706
Dividends received from equity-method investees	460	457	1,796
	9,386	4,987	39,851
Subtractions:
Equity in income of investees	274	183	1,402
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—
	274	183	1,402
Earnings as adjusted	3,980	1,092	$29,927
Fixed charges:
Interest on indebtedness, expensed or capitalized	2,872	1,120	$7,955
Amortization of debt discount and expense and premium on indebtness, expensed or capitalized	411	216	1,305
Interest within rent expense	1,389	1,296	5,446
Total fixed charges	$4,672	$2,632	$14,706
Ratio of earnings to fixed charges	N/A	N/A	2.04
Dollar amount deficiency	$692	$1,540	N/A